

MAY 3, 2023 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES TO RELEASE 2023 FIRST QUARTER RESULTS ON MAY 10

Sandstorm Gold Ltd. ("Sandstorm", or "Sandstorm Gold Royalties") (NYSE: SAND, TSX: SSL) will release its 2023 first quarter results on Wednesday, May 10, 2023, after markets close.

A conference call will be held on Thursday, May 11, 2023, starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688
North American Toll-Free: (+1) 888-390-0546
Conference ID: 22359231
Webcast URL: **https://bit.ly/3LK1FYz**

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

MARK KLAUSEN
INVESTOR RELATIONS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.